November 10th, 2025	Exhibit 99.3

James Hardie Announces Participation At Upcoming Investor Conferences
and Timing of Second Quarter FY26 Earnings Release & Conference Call

James Hardie Industries plc (NYSE/ASX: JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, today announced its participation at upcoming investor conferences hosted by UBS and Bernstein in December. The company also announced it will release financial results for the second quarter of its 2026 fiscal year before the market opens in the United States on Tuesday, November 18th.

Conference Participation Details
•UBS Global Industrials & Transportation Conference: Aaron Erter, Chief Executive Officer, will participate in meetings with investors at the UBS Global Industrials & Transportation Conference on Tuesday, December 2nd, 2025.
•Bernstein Industrials Forum: Joe Ahlersmeyer, CFA, Vice President, Investor Relations, will participate in meetings with investors at the Bernstein Industrials Forum on Wednesday, December 10th, 2025.

Earnings Release and Conference Call Details
James Hardie will release financial results for the second quarter of its 2026 fiscal year before the market opens in the United States on Tuesday, November 18th. Following the release, the company will hold a conference call at 8:00 AM EST to discuss results. The event will be webcast live on the Investor Relations page of James Hardie’s corporate website (www.jameshardie.com).
Teleconference Registration:        https://s1.c-conf.com/diamondpass/10050397-hu7y6t.html
Webcast Registration:            https://edge.media-server.com/mmc/p/ki9hmusm

About James Hardie
James Hardie Industries plc (NYSE: JHX; ASX: JHX) is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement, fiber gypsum, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, and the Asia-Pacific region. James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com